FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, July 30, 2008

IRS EXAMINATION OF U.S. TAX RETURNS FOR 2003 AND 2004 COMPLETED

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that the Internal Revenue Service (IRS) has completed its regularly scheduled examination of the 2003 and 2004 U.S. Federal income tax returns of Fairfax’s U.S. subsidiaries included in Fairfax’s U.S. consolidated tax group, including Odyssey Re (NYSE: ORH) and Crum & Forster.  The 2003 and 2004 tax years for these subsidiaries are now closed.

As part of the examination, the IRS reviewed the purchase of Odyssey Re shares by Fairfax in March 2003 and the issuance by Fairfax of debentures exchangeable into shares of Odyssey Re in payment for that purchase.  No changes were made to the above-mentioned consolidated 2003 and 2004 tax returns with respect to that purchase of shares and issuance of exchangeable debentures or the inclusion of Odyssey Re and its subsidiaries in Fairfax’s U.S. consolidated tax group as a result.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:      Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946